UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

GeoVax Labs, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

373678507
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 373678507

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		151,118 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

151,118 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

151,118 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8%*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker with respect to Warrants held by the Reporting Person and affiliated entities and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Common Stock, $.001 par value per share (the “Common Stock”) held by the Reporting Person without reflecting for the blockers. In addition, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers.

2

CUSIP No. 373678507

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		151,118 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

151,118 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

151,118 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker with respect to Warrants held by the Reporting Person and affiliate entities and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s Common Stock held by the Reporting Person without reflecting for the blockers. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers.

3

CUSIP No. 373678507

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6%*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker with respect to Warrants held by the Reporting Person and affiliated entities and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s Common Stock held by the Reporting Person without reflecting for the blockers. In addition, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers.

4

CUSIP No. 373678507

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6%*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker with respect to Warrants held by the Reporting Person and affiliated entities and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s Common Stock held by the Reporting Person without reflecting for the blockers. In addition, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers.

5

CUSIP No. 373678507

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker with respect to Warrants held by the Reporting Person and affiliated entities and the percentage set forth in row (11) constitutes the percentage ownership of all of the Issuer’s Common Stock held by the Reporting Person without reflecting for the blockers. In addition, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers.

6

CUSIP No. 373678507

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker with respect to Warrants held by the Reporting Person and affiliated entities and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s Common Stock held by the Reporting Person without reflecting for the blockers. In addition, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers.

7

CUSIP No. 373678507

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		251,118 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

251,118 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

251,118 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99%*
12	TYPE OF REPORTING PERSON

IN

* Consists of 151,118 shares of Common Stock issuable upon exercise of Warrants owned by Bigger Capital and 100,000 shares of Common Stock issuable upon exercise of Warrants owned by District 2 CF. As more fully described in Item 4, the Warrants are subject to 4.99% blockers, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

8

CUSIP No. 373678507

Item 1(a).	Name of Issuer:

GeoVax Labs, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1900 Lake Park Drive
Suite 380
Smyrna, Georgia 30080

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)

2285 Spruce Goose Street, Suite A229

Las Vegas, NV 89135

Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)

2285 Spruce Goose Street, Suite A229

Las Vegas, NV 89135

Citizenship: Delaware

District 2 Capital Fund LP (“District 2 CF”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Capital LP (“District 2”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 GP LLC (“District 2 GP”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Holdings LLC (“District 2 Holdings”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

9

CUSIP No. 373678507

Michael Bigger

2285 Spruce Goose Street, Suite A229

Las Vegas, NV 89135

Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”).

Item 2(e).	CUSIP Number:

373678507

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

10

CUSIP No. 373678507

Item 4.	Ownership
(a)	Amount beneficially owned:

As of December 31, 2020, Bigger Capital beneficially owned an aggregate of 151,118 shares of Common Stock currently issuable upon the exercise of Warrants with an exercise price of $5.00 per share (the “Warrants”). As described below, the Warrants contain a 4.99% beneficial ownership limitation.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 151,118 shares of Common Stock issuable upon exercise of Warrants beneficially owned by Bigger Capital.

As of December 31, 2020, District 2 CF beneficially owned 100,000 shares of Common Stock issuable upon the exercise of Warrants owned by District 2 CF. As described below, the Warrants contain a 4.99% beneficial ownership limitation.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the 100,000 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the 100,000 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the 100,000 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the (i) 151,118 shares of Common Stock issuable upon exercise of Warrants owned by Bigger Capital, and (ii) 100,000 shares of Common Stock issuable upon exercise of Warrants owned by District 2 CF.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings, and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

11

CUSIP No. 373678507

(b)	Percent of class:

The following percentages are based on 3,810,836 shares of Common Stock outstanding as of November 5, 2020, as reported in the Company’s Form 10-Q for the period ending September 30, 2020 plus the shares of Common Stock underlying the Warrants.

As of the close of business on December 31, 2020, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own approximately 3.8% of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District 2 Holdings may be deemed to beneficially own 2.6% of the outstanding shares of Common Stock and (iii) Mr. Bigger may be deemed to beneficially own approximately 4.99% of the outstanding shares of Common Stock subject to the blockers described in the next paragraph.

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise the Warrants to the extent the Reporting Persons or affiliates of the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the “Blockers”), and the percentage set forth in Row 11 of the cover page for Mr. Bigger each gives effect to the Blockers.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

12

CUSIP No. 373678507

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital. District 2, District 2 GP, District 2 Holdings and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by District 2 CF.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1. Previously filed.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13

CUSIP No. 373678507

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4,2021

Bigger Capital Fund, LP		Bigger Capital Fund GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member
District 2 Capital LP

District 2 Capital Fund LP		By:	/s/ Michael Bigger
Michael Bigger
By:	District 2 GP LLC, its general partner		Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	District 2 Holdings LLC
Managing Member
		By:	/s/ Michael Bigger
Michael Bigger
District 2 GP LLC			Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	/s/ Michael Bigger
	Managing Member	Michael Bigger

14